

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

Via E-mail
John H. Kispert
President and Chief Executive Officer
Spansion Inc.
915 DeGuigne Drive
P.O. Box 3453
Sunnyvale, California 94088

> **Re: Spansion LLC and co-registrants**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed on October 25, 2011**
> **File No. 333-174593**
> **Spansion Inc.**
> **Form 10-K for the fiscal year ended December 26, 2010**
> **Filed February 23, 2011**
> **File No. 001-34747**

Dear Mr. Kispert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment 3. However, please revise the planned electronic instruction and digital affirmation for the exchange offer to include the representations contained on page 37.

Form 10-K for the fiscal year ended December 26, 2010

2.   We note the proposed revisions under "Initial Target Incentive" on page 154. Please expand your disclosure to explain how the size of the total share pool was determined. Specifically, it remains unclear how Semler Brossy determined the percentage of common stock that should be allocated to the total share pool and the size of the increase based on the delay between the target date for emergence and the then-expected date for emergence from Chapter 11.

3.   We note the proposed revisions under "Initial Target Incentive" on page 154. Please disclose the "guardrail" amounts for each named executive officer, how the "guardrails" were tied to competitive market practices, what the initial award sizes were for your named executive officers and how you determined that Semler Brossy's recommendations were reasonable.

4.   We note the proposed revisions under "Fiscal 2010 Performance-Based RSU Vesting" on page 155. Please clarify if the performance-based RSU awards discussed on page 155 are awards in addition to the restricted stock units discussed in "Final Stock-Based Award Grants." If so, please clarify how the target amounts of the performance-based RSU awards were determined.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551.3639 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (by e-mail):   Tad J. Freese, Esq. – Latham and Watkins LLP